                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                  2nd amendment

                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934



                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                 (Name of Small Business Issuer in Its Charter)



        Alberta, BC                                93-1202663
(State or Other Jurisdiction of                   (I.R.S. Employer
Incorporation or Organization)                    Identification No.)



635 Front Street, El Cajon,       CA                    92020
(Address of principal Executive Offices)               (Zip Code)



(619)444-7254
(Issuer's Telephone Number)



           Securities to be registered under Section 12(b) of the Act:

     Title of Each Class                     Name of Each Exchange on Which
     to be so Registered                     Each Class is to be Registered


--------------------------------        --------------------------------------

--------------------------------        --------------------------------------




           Securities to be registered under Section 12(g) of the Act:


                       Common Stock - No Stated Par Value
                                (Title of Class)


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                                      10-SB
                                     ITEM 1
                          DESCRIPTION OF THE BUSINESS


GENERAL

Composite Automobile Research, Ltd. ("CAR") is filing this Form 10-SB on a voluntary basis in order to make CAR's financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities.

CAR has no current plans with respect to deregistration.

CAR will voluntarily make available public information to its shareholders in the event its obligation to file Exchange Act reports is terminated.


HISTORY OF THE COMPANY:

CAR was incorporated in Calgary, Alberta on January 5, 1996 to provide research and development as well as financing for a new business venture in the automotive arena. CAR acquired the shares of World Transport Authority, Inc., a Nevada Corporation ("WTA") and Thunder Ranch, Inc., a Nevada Corporation on March 19, 1996 in exchange for 8,000,000 shares (2,666,001 shares after the 3 to 1 reversal of shares on June 3, 1997) of CAR stock.

WTA, was acquired and set up to perform all daily business operations and develop an inexpensive vehicle specifically for developing nations. Several prototype vehicles were built, based upon a design called the "Island Car" from Inno Tech Engineering Services, a Texas company owned by Jahan Eftekhar who is also a shareholder of CAR. In December, 1996 WTA abandoned the Island Car design and created a completely new design called the WorldStar(R) using advanced fiberglass and composite materials. All rights, including intellectual rights and trademarks for the WorldStar(R) were created by employees of WTA beginning in December, 1996 and all such rights and trademarks are owned solely by WTA. Mr. Eftekhar has acknowledged the foregoing in an Affidavit dated January 9, 1998.

Thunder Ranch, Inc. was acquired to provide production facilities, equipment, and experienced technicians necessary for the support of the WTA vehicle design. Thunder Ranch, Inc. was in the business of selling "kit" cars, and purportedly was to provide public exposure for the WTA vehicle concept through automobile shows and "kit" car magazine articles. It became apparent by June, 1996 that Thunder Ranch, Inc. did not provide the necessary production support and public relations results required. In order to remove the Thunder Ranch, Inc. operations from association with CAR and WTA, an Agreement dated September 27, 1996 was signed, in which Mr. Thomas McBurnie exchanged his CAR stock and rights in exchange for the transfer of Thunder Ranch, Inc.
to Mr. McBurnie.


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BUSINESS DEVELOPMENT:

CAR is an automotive technology company that sells a combination of products and services designed to enable its licensees to manufacture, assemble and market rugged, low-cost vehicles worldwide under the brand name WorldStar(R). CAR's target market consists of 189 developing nations with more than two-thirds of the world's population. Demand for automobiles in developing nations is rising rapidly, especially at the basic transportation end of the market. As a result, CAR is positioned to be a significant player in one of the most dynamic global growth industries of the 21st century.


BUSINESS OF THE ISSUER:

OVERVIEW:

CAR sells a "Master License" for each predetermined geographic region (or each country, depending on the estimated vehicle sales in the market). The price for this Master License varies, again depending upon the population (250,000 persons per facility), from $250,000 to $50,000,000 or greater. The Master License holder is responsible for selling our manufacturing licenses only in their country or region. They will provide all local support for the manufacturing license holder's marketing, sales and training utilizing their knowledge of local customs and language. The Master License holder reports directly to CAR and is responsible to do whatever is necessary to make each license holder successful.

CAR through its Master License holder sells each individual license to manufacture our utility style vehicle. The current price for one license is $372,000, of which the Master Licensee receives $112,000, and CAR receives $260,000. For this price, the individual license holder owns 70% of the license, and the Master Licensee owns 30%. CAR has determined this will unite the network of Master License holders with their individual license holders in order to provide the maximum incentive for success in every region and country.

If it is determined that a specific region or country is not large enough or other factors prohibit the sale of a Master License, CAR acts as the Master Licensee, providing all training and retaining a 30% interest in the license. CAR controls and coordinates the ordering of all required parts and materials from its network of international suppliers. Shipments to the license holders are made using just-in-time inventory management procedures.

CAR's decentralized "micro-enterprise" approach to auto-making is ideally suited to the vehicle manufacturing needs of developing nations. The company sells and services WorldStar(R) licenses, each of which include a turnkey micro-manufacturing facility and a license to produce as many as 324 vehicles every twelve months. CAR provides purchasing services that give it's licensees the same just-in-time inventory management and buying power enjoyed by much larger companies. CAR also conducts research and development to improve product design and make available new models and options.

Composite technology developed in the United States makes the WorldStar(R) both inexpensive and simple to produce on a small scale. Its design features an engine cage supporting a Volkswagen "Boxer" engine and front-wheel-drive transaxle, which attaches to a single-mold body made of fiberglass reinforced plastic -- one of the strongest and most resilient materials available.

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The result is an easily serviced, durable vehicle with fewer than 500 parts, consisting of proven off-the-shelf technology.

Developing countries presently import vehicles from North America, Europe and Eastern Asia. The average buyer of an import vehicle must contend with expensive and hard to find spare parts and service. One of the advantages for a buyer of the WorldStar(R) is the manufacturer is close by to provide local service and spare parts. Because the vehicle is much simpler and has significantly fewer parts that the standard small production vehicle of today service requirements are greatly reduced.

THE WORLDSTAR(R) VEHICLE:

The vehicle, in its standard pickup configuration, is a 1500 lb. capacity truck that can hold a driver and two passengers next to the driver. With the addition of a snap-on van shell the WorldStar(R) then becomes a lockable delivery van. Removal of the tailgate of the pickup and the addition of a simple bolt-in seating module in the bed area of the truck transforms the WorldStar(R) into an 11- passenger taxi. CAR has specifically designed the vehicle in this manner and believes it is the most inexpensive and practical utility vehicle produced anywhere in the world. The target market for the WorldStar(R) is the developing nations of the world and not the industrially advanced nations such as the United States, Canada and Western Europe. The Master License holder for Mexico, Grana Baja, S.A. de C.V. in conjunction with Environmental Process Advanced, S.A. de C.V., secured all permits necessary to begin production of the WorldStar(R) vehicle in Tijuana, Mexico on April 1, 1998 for export purposes. The Tijuana facility began operations in June 1998 to build export vehicles. As of this filing, two vehicles have been built and sold for a fifty five vehicle order for the first commercial customer. The permit for Mexican sales and use of the WorldStar(R) vehicle has been applied for through SECOFI and is pending. The permit process in Honduras is the responsibility of Diamond Plastics and is pending. CAR granted Diamond Plastics a Manufacturing and Distribution License instead of a Master License due to the small population of Honduras. C.B.N. WorldStar Philippines, the Master License Holder in the Philippines, has passed a preliminary process approval and now anticipates final permit approval through the Vehicle Manufacturing Department of the Board of Investment Applications, LDA Program, in September 1998.

The layout of the vehicle varies from a pickup to an open taxi to a van without changing the basic structure or method of manufacture. The body is constructed of inner and outer shells bonded together forming the desired vehicle. To that structure the front drive package is bolted, then rear suspension, front body shell, windshield, gages and wiring and the vehicle is ready to drive.

The WorldStar(R) is a composite vehicle manufactured from plastic resins, structural foam, other core materials and fiberglass. The configuration of the materials provide adequate structure and strength for the vehicle, and has been proven by a Finite Element Analysis and the design and testing of the prototype vehicles. The basic version is the pickup with the 1.6 liter VW Boxer engine. The transaxle is a four speed front wheel drive. The engine/transaxle plus suspension is bench assembled to a heavy duty tubular engine cage and then the complete drive is assembled and attached to the composite body.

The vehicle itself can evolve from a basic piece of transportation into a more prestigious vehicle filled with amenities - but the method of construction remains the same. Most major manufacturers shun this approach because their investment is in steel, steel fabricating equipment, robotic welding


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equipment, etc. and that investment is enormous.


The design of the WorldStar(R) vehicle is complete with no material developments or uncertainties remaining prior to the sale of vehicles. CAR has produced two complete prototypes of the WorldStar(R) with ongoing engineering testing performed by Comtec in California. The WorldStar(R) has been subjected to in-house testing, road testing, and off-road testing. In addition the WorldStar(R) was entered in a road race in Battle Mountain, Nevada, in 1997 and finished the race with an average speed of ninety miles per hour with no mishaps. Comtec, Inc. of Irvine, California will complete all engineering testing to include structural adequacy, material strength, and crash worthiness at a remaining cost of $50,000 by September, 1998. The Company has allocated $50,000 to complete the above testing.


THE MARKET:

There is a vast market for the WorldStar(R). Over five billion people in the world do not have automotive transportation. Automobile manufacturers have been slow in meeting the transportation needs of this emerging market. When traditional automobile manufacturers sell their vehicles in developing countries, transportation costs and tariffs greatly inflate the selling price, in many cases adding up to 200% to the price. The target market for the WorldStar(R) is the developing nations of the world and not the industrially advanced nations such as the United States, Canada and Western Europe. Existing automobiles are designed for sophisticated roads and infrastructure and bear the cost of extensive governmental regulation. The WorldStar(R) has been designed for unimproved roads. It has up to 10 inches of ground clearance, will get over 35 miles to the gallon, or use propane where gasoline is not readily available. The car will be manufactured, sold and serviced locally by persons who speak the same language as the customer. The basic design of the WorldStar(R) can be made in various colors and configured as a pickup, van or taxi. The WorldStar(R) is a basic transportation vehicle.

"Emerging markets hold the key" stated a report released by the U.S. Office of Automotive Affairs in 1996. "These markets accounted for almost 21 percent of worldwide motor vehicle output and sales in 1995. Projected long-term growth rates for motor vehicle sales in many emerging markets are ten to fifteen times higher than those in the United States and Europe. Almost all this growth represents new vehicle sales, rather than those of replacements. Governments of the developing world now play a major role in shaping the global motor vehicle industry through their efforts to develop local manufacturing capability." CAR's mission is to aid these developing nations by strategically placing micro-manufacturing facilities within their borders to build infrastructure, create jobs, teach new skills and act as a magnet for new business rather than importing vehicles from large factories located outside the country.

It is far more economical and efficient to ship bulk material and components to local manufacturers than to transport completed vehicles from a distant manufacturing facility. The WorldStar(R) has been designed for local manufacture by semi-skilled workers. The local workers who build the WorldStar(R) can be paid an above-average wage that allows them to also be buyers of these vehicles. (The Henry Ford Plan).

The management of CAR believes CAR will prevail in the market place through its unique manufacturing methods that exactly fit the needs of smaller nations with restricted capital


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resources. The response to CAR's manufacturing strategy from interested business people in developing nations has been overwhelming. The marketplace today rewards innovation and quality new concepts with rapid feedback and exponential growth. As examples of companies that combined small size in their market with dramatic innovation, one can look to what occurred in United States and Asian steel production when the mini-mill concept displaced the traditional steel mill, Internet start-ups with spectacular sales competing against traditional distribution sources, and the massive response to Volkswagen's reintroduction of its "new" Beetle concept car in 1998.


THE COMPETITION:

There are very few automobiles in the world today with a selling price under $10,000. The Volkswagen Beetle, manufactured in Mexico, is one of the lowest priced automobiles at a selling price of approximately $8700. In the major automobile manufacturing countries, Japan, Korea and the United States, the entry level price is well above $10,000. The raw materials and components for the WorldStar(R) will cost the local manufacturer about $4200. The manufacturer adds 100-200 hours of labor at the local rate and sets the sales price. We estimate the sales price of the WorldStar(R) to be approximately $6,000 to $7,000 per vehicle. At a direct cost per vehicle of less than $5,000 before tariffs, the WorldStar(R) has a formidable price advantage over its competition. We estimate that the total operating costs of the WorldStar(R) are approximately one-third that of competing vehicles. Developing nations often levy heavy import duties on finished products, but not on parts. In many markets WorldStar(R) will thus have as much as a sixfold cost advantage over its nearest competitors.

Major automotive manufacturers, such as Chrysler, GM, Ford and Diahatsu (see comparison chart below) have also identified this untapped market and begun design of their concept vehicles, which they estimate to be ready for production within 5 years. While these established manufacturers have superior marketing and operational corporate structure, CAR management believes the WorldStar(R) to be a superior vehicle to any concept vehicle currently under development by these manufacturers due to our use of existing uncomplicated reliable components already sold worldwide, our low sales price advantage, our low capital requirements for a factory start-up, and our vehicle's ability to carry a greater payload than our competitors' vehicles. CAR is also intent upon aiding the developing nations by placing the micro-manufacturing facilities within their borders to build infrastructure, create jobs, teach new skills and act as a magnet for new business rather than importing vehicles from large factories located outside the country.

The following chart assumes vehicle prices are for vehicles manufactured and assembled only in country of origin. Shipments of completed vehicles across national borders normally require payment of 100% or greater duties. While Chrysler, GM, Ford, Daihatsu, and Fiat have not yet indicated the number of factories planned, Chrysler estimates its capital cost of $300,000,000 for one factory is much less than those planned by GM and Ford.



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

Manufacturer:(1)   CAR Regional  Chrysler        GM          Ford        Daihatsu       Fiat
------------- ---  ------------  --------        --          ----        --------       ----
Vehicle             WorldStar      CCV            Blue Macaw     Ka          Midget II      Uno
Sticker Price       $6,000         $6,000         $9,000         $11,000     $4,600         $10,000
Engine              1600cc VW      800cc Briggs   1000cc 1000cc  659cc       unknown
Target Market       Developing     India, China   Brazil         Europe &    Japan          Mexico
                    Nations        Dev. Nations                  Brazil

Truck               Yes            No             No             No          Yes            No
Payload             1500 lbs       N/A            N/A            N/A         limited        N/A
Delivery Van        Yes            No             No             No          No             No
Passengers          Up to 11       4              4              4           1              4
Fuel                Gas/Propane    Gas Only       Gas Only       Gas Only    Gas Only       Gas Only

# of Parts          App. 500      -1100           unknown        -4,000      unknown        unknown
Locally built       Yes           Limited         Brazil only    Mexico only Japan only     Italy


CAR is utilizing the unique concept of licensing its designs and manufacturing processes to small localized manufacturing plants in order to compete successfully in the vehicle manufacturing business in developing countries on a world-wide basis. With an entry level manufacturing start-up and initial operating cost of approximately $500,000, our licensee will be producing vehicles at less than 1% of the traditional vehicle production line capital cost. CAR's competitors all have significant traditional advantages over CAR with respect to their size, financial resources, experienced personnel, dealer networks, purchasing leverage, design and engineering staffs, and advertising budgets. The competitors' vehicles are all technically more advanced than CAR's. However, CAR's vehicle is designed to be operated in world markets where durable, simple, inexpensive, non-technical, easy to repair components are superior to vehicles that require intricate and expensive components requiring elaborate repair facilities and expensive computer controlled diagnostic equipment. CAR's market niche is specifically to provide vehicles that are simple to build and maintain and are, therefore, inexpensive entry level vehicles.

While CAR has no current market position, its first production facility will be in operation in May, 1998, the table below shows what management believes to be an attainable market position within five years in the low-cost vehicle market for developing nations:

Manufacturer:  CAR Regional    Chrysler    GM        Ford    Daihatsu  Fiat
-------------  ------------    -------     --        ----    --------  ----
% of market       10             40        10        30        <5        <5

-----------------
     (1) The chart is compiled from articles from the 1997 Frankfurt International Auto Show and other publications including: an Associated Press article dated 9/25/97 about the Frankfurt International Auto Show concept vehicles, Los Angeles Times article dated 12/14/97 about automobile manufacturers in Brazil, Wall Street Journal article dated 9/9/97 about the Chrysler plastic body vehicle, Car and Driver article dated November 1997 about the Daihatsu Midget II.


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THE MARKETING PLAN:

To be successful CAR must reach developing nation manufacturing entrepreneurs. In order to accomplish this, CAR is marketing its WorldStar(R) directly to developing nation's trade and privatization agencies. We are also utilizing our network of business contacts within these nations as well as direct advertising within each country. The local manufacturer will provide a manufacturing facility which has electrical service (200amp) and at least 4,000 square feet of enclosed manufacturing space and 1000-2000 feet of outside storage. CAR does not manufacture the WorldStar(R), instead it licenses its unique design and manufacturing process, and provides for a complete turnkey business including tooling, equipment and materials necessary to build the WorldStar(R). The regional manufacturer also receives full documentation, including video tapes and a TV/VCR to provide visual training for their employees. Two technicians from CAR or its Master Licensee will assist the manufacturer in setting up the manufacturing facility and training. Subsequent orders for material will be provided through CAR and it's worldwide network of suppliers directly to the licensee.

By meeting the expected and designed goal of producing one vehicle per day, per each single license, or 324 vehicles per year, the license holder has the ability to recover the cost of the license within one year. This makes the license an enticing business opportunity for international entrepreneurs.

CAR's target market consists of 189 developing nations worldwide. CAR has sold a Master License in Mexico and a Master License in the Philippines. Because of the large size of the automobile market in Mexico, our Master License holder is negotiating with six other potential Master Licensee partners to divide Mexico into six regions, with all partners reporting to our Master License holder in Tijuana, Mexico. The Master Licensee in Tijuana, Mexico is also currently conducting factory tours of the Tijuana facility and negotiating final terms with nine Individual License factory candidates for the state of Baja California in Mexico. The next factory license is expected to be sold in September or October of 1998. The Master License in Mexico will allow the owner to be the principal operating center providing support for all marketing, sales and training for the expected 150 micro-manufacturing facilities throughout Mexico over the next three years. Assuming a production of 324 vehicles per year, per facility, Mexico will produce over 48,000 units per year with an anticipated return of $500 per vehicle to CAR ($24.3M).

The terms and conditions for existing Master Licenses are summarized as follows:

Region         License       # of years      Payments      Date of
               Fee           of license      received as    sale
                                             of 12/31/97
Mexico         $260,000       perpetual      $26,250 (a)    2/4/97

Philippines    $2,000,000     perpetual      $10,000 (b)    9/3/97


(a) Balance payable within thirty days of receiving molds & equipment from CAR, $233,750.


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(b)     Balance payable: $400,000 upon Master Licensee signing contracts for eight Manufacturing Licenses, remaining $1,590,000 payable at rate of $50,000 per each additional License sold. As of July 1998, the Master License holder in Mexico has paid CAR $235,000 on a timely basis for the first factory. Both Master License holders have secured financial backing and are far enough along in negotiating new factory licenses in their respective countries that CAR management is confident of complete payment for licenses. Should a license holder be unable to complete payments to CAR, management will attempt to reach a reasonable financial resolution with the license holder, however, all payments to CAR per contract terms are non-refundable. Management believes, due to the amount of current interest from potential license holders in each country, that there are enough backup licensees available to take over current Master License holder contracts. While there is a risk in a license holder's failure to pay CAR, it would be a timing setback for CAR's expansion, and not a devastating financial event to CAR.


CAR provides approximately $150,000 of training, sales literature, parts for three vehicles, and one set of factory molds, equipment, manuals and tooling. CAR is responsible for all vehicle design changes and updates and all parts, supplies, and materials procurement. CAR may terminate Master License for nonperformance of agreed upon License sales or lack of support of Licenses per agreement.

Master License holder is responsible for regional sales of Licenses per agreed upon schedule, auditing of Licenses for control and quality assurance purposes, liaison between Licenses and CAR, assisting Licenses with marketing and business planning, and all training of Licenses. Master License holder is responsible for all costs and expenses incurred by regional office and support staff.

CAR has granted a reduced fee to the Master License holder in Mexico in order to monitor the Company's first production facility in Tijuana, Mexico which began operations in June 1998. The Master License holder has agreed to work with CAR in order to provide valuable manufacturing systems and testing feedback in an operating production environment. This should allow CAR to quickly change and upgrade design and manufacturing processes due to the close proximity of Tijuana to CAR's facility in El Cajon, California (approximately 30 miles).

The Master License for Mexico is held by Grana Baja, S.A. de C.V. in conjunction with Enviromental Process Advanced, S.A. de C.V. ("EPACV") EPACV is the largest manufacturer and distributor of water purification systems and liquid containers in Baja California, with its main facilities in Tijuana, Mexico.

The Master License for the Philippines is held by C.B.N. WorldStar Philippines, Inc. located in Manila. C.B.N. WorldStar Philippines is negotiating the sale of several Manufacturing and Distribution Licenses with Gillamac's Inc., the owner of forty existing automobile sales locations in the Philippines. The criteria for choosing a Master License holder is financial strength, manufacturing experience, length of time in business, advertising and marketing expertise, name recognition and influence in region of proposed license sales, and experience in distribution and franchise sales.


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The terms and conditions for existing Licenses are summarized as follows:

Region    License   # of years     Payments       Date of
          Fee       of license     received as    sale
                                   of 12/31/97
Honduras  $260,000       10        $10,000        2/20/97


CAR provides approximately $150,000 of training, sales literature, parts for three vehicles, and one set of factory molds, equipment, manuals, and tooling. CAR is responsible for all vehicle design changes and updates and all parts, supplies, and materials procurement.

CAR may terminate License for nonperformance of agreed upon vehicle sales of a minimum of 162 units in a twelve month period, substandard quality control, and any other material noncompliance with terms of the License Agreement.

License holder is responsible to provide a proper manufacturing facility, employees, utilities, all licenses and permits, advertising, and insurance necessary for all insurance, including liability insurance pertaining to vehicle production and sales. License holder is responsible for advertising and promotion sufficient for minimum vehicle sales. License holder must cooperate with Master License holder for all support and training, allow audit of premises and books by CAR and Master License holder, and maintain sufficient working capital in order meet cash flow needs.

The License is held by Diamond Plastics in Tegucialpa, Honduras C.A. The business has existed over twenty years and is a large manufacturer of plastic products and medicines in Honduras.

The criteria for choosing a Manufacturing License holder is financial strength, manufacturing experience, and length of time in business.

In addition to the standard price for a Manufacturing License, $372,000 (CAR granted a one-time price reduction to our first license holder, Diamond Plastics), the Licensee must have $300,000 of working capital available for start-up and production costs. CAR does not provide funding assistance to Licensees.


REGULATION:

The Company only licenses the proprietary right to manufacture the WorldStar(R) vehicle within a specific country. The Company retains legal council through each licensee as to its obligations for government regulations and taxes. Each licensee is contractually responsible to obtain all required permits and insurance within each country of domicile for the manufacture and sales of motor vehicles. The permit process is centralized in Mexico through the federal government's Secretaria De Comercio Y Fomnento Industrial (SECOFI). The Master Licensee for Mexico has secured all permits for production of the WorldStar(R) vehicle in Tijuana, Mexico for export purposes. The permit for Mexican sales and use of the WorldStar(R) vehicle has been applied for through SECOFI and is pending final approval in Mexico City. The permit process in Honduras is the responsibility of Diamond Plastics and is pending.

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

C.B.N. WorldStar Philippines has passed a preliminary process approval and now anticipates final permit approval through the Vehicle Manufacturing Department of the Board of Investment Applications, LDA Program, in September 1998.

At this time, there are no material uncertainties as to the approval of the WorldStar(R) vehicle for manufacture and sale in any of the above countries.



                             ITEM 2
             MANAGEMENTS DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATION


General:

The Company anticipates that current license sales and negotiations for near-term license sales should provide sufficient cash flows for the foreseeable future.

Results of Operations:

Revenue from license sales was $31,250 for the period ended December 31, 1997. Revenue for the period ended December 31, 1996 consisted of sales from discontinued operations of Thunder Ranch of $52,446. There were no license sales for the period ended December 31, 1996. The Company sustained a net loss of $ 1,076,826 for the period ended December 31, 1997 and a net loss of $496,679 for the period ended December 31, 1996. Losses were primarily attributable to expenditures for research and development of the WorldStar(R) vehicle.

The Company had sold two Master Licenses and one Manufacturing & Distribution License for WorldStar(R) factories, with nine additional licenses in Mexico pending financing.

Subsequently, the Master Licensee for Mexico has leased a facility in Tijuana, Mexico, and began vehicle production in June 1998. Utilizing its master molds, the Company has produced the first set of production molds for the Tijuana facility and delivered all molds and equipment to the facility in May 1998. Management has had continuing negotiations with potential licensees who have indicated interest in Mexico and other countries pending the start up of the first facility in Tijuana. There has been a significant increase in perspective licensees as the Company has announced the start-up of the Tijuana facility. Management expects this positive trend to continue and result in license sales.

Liquidity and Capital Resources:

As of December 1996, the Company had $52,277 cash on hand and in the bank. The primary costs and operating expenses for the period ended December 1996 were: salaries & wages $92,655, marketing $14,177, outside services $89,636, other operating expenses $154,000. Additional non-cash expenses of $198,646 were related to the sale of the Thunder Ranch subsidiary.


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

As of December 31, 1997, the Company had $3,913 cash on hand and in the bank. The primary costs and operating expenses for the period ended December 1997 were: salaries & wages $62,745, marketing $220,482, outside services $210,842, other operating expenses $314,007. Additional non-cash expenses of $300,000 were related to the write-off of a consulting contract and a note receivable from a former shareholder, Thomas McBurnie.

Currently, the Company maintains a sufficient positive cash balance for production and working capital. The substantial losses through December 1997 were due to product development expenses. Subsequent Licensee payments and additional sales of the Company's equity securities have allowed the Company to complete production and increase marketing efforts.


                             ITEM 3
                    DESCRIPTION OF PROPERTY

The Company with its wholly-owned subsidiary World Transport Authority, Inc. leases 18,720 sq. ft. of administrative, registered office, and design center offices, and training facility space at 635 Front Street, El Cajon, CA USA 92020, for $8,900 per month, pursuant to a noncancelable operating lease which expires on March 31, 2001. Management considers the Company's current facilities adequate for current and estimated growth for the term of the existing lease. Management considers the current insurance coverage for the Company to be adequate. Each manufacturing plant, per contract terms, must carry adequate full insurance coverage as required in each country of domicile.

                           EMPLOYEES

The Company, through its wholly-owned subsidiary WTA, currently employs three full-time officers and seven full-time persons including technicians, secretary and receptionist.

                             ITEM 4
        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                         AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - April 30, 1998:



Title Of  Name &                            Amount &            Percent
Class     Address                           Nature of owner     Owned
-------   -------                           ---------------     -------
Common    Dean Amaru, 20212 Modoc Rd.       63,334 (c)          1.6%
          Apple Valley, CA 92308

Common    Jahan Eftekhar, 8627 Cinnamon     311,667 (b)         7.8%
          # 301, San Antonio, Texas 78240

Common    Maritime International, Ltd.      726,667 (a)         18.3%
          Trevor Lloyd, 635 Front St
          El Cajon, CA 92020

Common    Majid Mehrafza, 8627 Cinnamon     301,666 (b)         7.6%
          # 301, San Antonio, Texas 78240

Common    Rodger Ward, 1329 Craigmont       28,667  (c)         .7%
          El Cajon, CA 92019

Common    Lyle Wardrop, 19879 49th Ave      13,810 (c)          .4%
          Langley, BC V3A 3R5

Common    Steven Wright, 2635               30,619   (c)        .8%
          Camino del Rio South, Ste 211
          San Diego, CA 92108

Common    Douglas Norman                    213,080 (c)         5.4%
          1103 Topper Lane
          El Cajon, Ca 92021

Total Shares                                1,689,510           42.5%

(a) Effective December 1, 1997, the 726,667 shares owned by Maritime International, Ltd. (Beneficial Owner & Control Person - Trevor Lloyd) were placed in an irrevocable trust dated December 1, 1997. Due to the size of the stock ownership by one owner, the Shareholders, including Maritime International, voted on June 3, 1997 to grant the Board additional control of the amount of shares that Maritime International could offer for sale. On December 1, 1997, the Board voted to accept an irrevocable stock trust set up for three years, with Lyle Wardrop, a director of CAR, as trustee.

The trust requires that any sale or transfer of the trust's shares must be approved by CAR's Board of Directors. Trustee retains legal right to vote the shares of the Trust in all required shareholder votes. The purpose of this trust arrangement is to restrict Maritime International from utilizing its large share holdings to unduly enrich itself at the expense of the smaller shareholders.

(b) Includes shares totaling 133,333 jointly held by Jahan Eftekhar and Majid Mehrafza.

(c) Dean Amaru, Lyle Wardrop, Rodger Ward, Douglas Norman, and Steven Wright purchased their shares during 1996 and 1997.

The other Beneficial Owners obtained their shares in the following transaction:

Name                          Shares Exchanged    Shares Received
                              Thunder Ranch,      Composite Auto-
                              Inc.                mobile Research, Ltd
Jahan Eftekhar                1,950               245,000
Maritime International, Ltd   5,400               726,667
Majid Mehrafza                1,850               235,000


                             ITEM 5
           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                      AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose terms will expire 6/30/98, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                Age  Position       Date First Elected
--------------                ---  --------       ------------------
Dean Amaru                    54   President           6/1/96
20212 Modoc Road
Apple Valley, CA  92308

Steven R. Wright              53   Secretary,          6/1/96
2635 Camino del Rio S.             Treasurer &
San Diego, CA  92108               Director

Rodger Ward                   77   Vice President of   6/1/96
1329 Craigmont                     Public Relations
El Cajon, CA  92019

Lyle P. Wardrop               56   Director            3/19/96
19879 49th Avenue
Langley, B.C. Canada  V3A 3R5

Name & Address           Age  Position       Date First Elected
--------------           ---  --------       ------------------
Douglas Norman            54  Promoter            n/a
1103 Topper Lane
El Cajon, Ca 92021


Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

Per Item 8, Pending Legal Proceedings, the Company as well as Dean Amaru and Steven Wright were named in a complaint filed by Thomas McBurnie in Superior Court in San Diego on December 10, 1997 due to a dispute involving the consideration for the sale of Thunder Ranch, Inc. by the Company in 1996. On April 10, 1998, the Superior Court dismissed Mr. McBurnie's entire complaint.


RESUMES:

Dean Amaru, President

     1989 - Current Owner - URAMA SALES & MARKETING, HESPERIA CA -
                    Company provides all aspects of sales and marketing to small businesses including consultation, product development, market analysis, sponsorships, advertising and graphic design from concept to design & printing.


     1994 - Current Founder, President, Treasurer - VICTOR VALLEY
                    MARKETING GROUP, VICTORVILLE CA - Network of local business owners and professionals who use ethical business practices and fair market prices for honest work and goods. Organized as an Advertising Club to increase quality and quantity of member's business through networking, referrals, group-buying power, publication and promotions.




     1988 - 1989    Sales & Marketing Manager - TRIM-LOK INC., PARAMOUNT CA
                    Responsible for all aspects of sales and marketing for vinyl extrusion edge trim for United States OEM and wholesale market.
                    Opened international distribution.

     1986 - 1988    Sales Manager / Special Products & Projects - FORD WHOLESALE
                    COMPANY INC., SANTA ANA CA - Responsible for sales program for roofing wholesaler with seven California locations for all special products.  Designed, implemented and evaluated sales training &
                    marketing methods promoting new products in market.

     1966 - 1986    Regional Sales Manager -  GENSTAR / FLINTKOTE COMPANY, LOS
                    ANGELES CA - Responsible for regional sales of roofing products and supervision of employees in production, warehouse, office and sales.
                    Established policies, procedures and training  promoting leadership skills.  Smoothly integrated new acquisition and personnel for company.

                    Education

                    UNIVERSITY OF LAS VEGAS
                    Major: Business Administration


STEVEN R. WRIGHT, SECRETARY TREASURER & DIRECTOR

     1978 - Present Owner - WRIGHT & GEIS, INC. CERTIFIED PUBLIC
                    ACCOUNTANTS, SAN DIEGO, CA - Serve as director and financial officer for two public companies. Responsible for all aspects of accounting, Securities & Exchange filing, taxes and strategic planning. Corporate tax specialist responsible for corporation, individual, partnership and fiduciary federal and multi-state income tax returns. Manage client contact, quality control, tax review and planning, research, and audit representation. Provide management advisory services in design and installation of data processing systems, budgets, job costing, estimating, financial planning, analysis and personnel management. Extensive experience with financial institutions, creditors and investors for financing and cash management.

     1976 - 1978    Manager of Financial Planning - CAMPBELL INDUSTRIES, INC., SAN
                    DIEGO, CA - Responsible for financial projections and strategic planning for board of directors.  Developed project budgets with projected cash flow, estimating, and cost accounting for new construction and ship repair work.  Supervised cost accounting and financial planning staff.



     1974 - 1976    Senior Accountant - ROHR INDUSTRIES, INC., CHULA VISTA, CA
                    Responsible for accounting for three subsidiaries.  Prepared accounting entries, subsidiary ledgers, general ledgers, financial statements, cash and sales forecasts and account analysis.

                    Education

                    SAN DIEGO STATE UNIVERSITY
                    B.S. Accounting, 1974

                    SAN DIEGO STATE UNIVERSITY
                    B.A. Public Administration, 1970


LYLE P. WARDROP, DIRECTOR

     1963 - Present President -  GOLDEN MILE MOTORS, LTD. & UNITED AUTO BROKERS,
                    LTD. - Both companies are involved in the sale of used trucks and autos.

     1972 - Present President - SURREY LAND CENTER, VANCOUVER, B.C. -
                    This company is involved in the sale, development, and rental of industrial land and warehouse space.

     1976 - 1986    President - INTERNATIONAL WATERBED DISTRIBUTORS - This company was involved in the manufacture, distribution, and retail sale of waterbeds and bedroom furniture and became Canada's largest waterbed wholesaler.

     1978 - 1983    Treasurer - CANADIAN WATERBED MANUFACTURING ASSOCIATION - This
                    association represented the manufacturing companies in the waterbed industry.

     1993 - Present Chairman Used Car Division - AUTOMOTIVE RETAILERS
                    ASSOCIATION OF BRITISH COLUMBIA - This association represents the automotive retail sector in dealing with government and private agencies.

     1994 - Present Director and Board Member - AUTOMOTIVE RETAILERS ASSOCIATION
                    OF BRITISH COLUMBIA - This association represents 1300 member companies in six divisions employing over 25,000 people.


RODGER WARD, VICE PRESIDENT OF PUBLIC RELATIONS

     1990 - Present Chief Steward - AMERICAN INDYCAR SERIES

     1986 - Present Owner - RODGER WARD & ASSOCIATES - Auto and race car restoration business, President Vintage Racing.

     1983 - 1985    President - CITIZENS SECURITY SYSTEMS, DALLAS TX

     1979 - 1982    Team Manager - CIRCUS CIRCUS HOTEL, LAS VEGAS NV - Manager
                    of the Unlimited Hydroplane Race Team.

     1972 - 1976    Owner - RODGER WARD TIRE CENTERS, ROSEMEAD & MONROVIA CA

     1969 - 1972    Director of Public Relations - ONTARIO MOTOR SPEEDWAY, ONTARIO
                    CA

     1967 - 1970    Owner - FIRESTONE TIRE CENTER, SPEEDWAY IN

     1946 - 1966    PROFESSIONAL RACE CAR DRIVER - Accomplishments include National
                    Stock Car Championship 1951, Indianapolis 500 Winner 1959 & 1962, and
                    USAC Champion 1959 & 1962.

     1990 - Present BOARD OF DIRECTORS - SAN DIEGO AUTOMOTIVE MUSEUM
     1972 - 1976    BOARD OF DIRECTORS - SUPERIOR INDUSTRIES
     1958 - 1968    CHAMPION SPARK PLUG CO.  HIGHWAY SAFETY PROGRAM
     1958 - 1966    BOARD OF DIRECTORS - USAC
     1941 - 1946    U.S. AIR FORCE


                             ITEM 6
                     EXECUTIVE COMPENSATION

The company's current officers receive the following compensation:

Name                Position       Annual Remuneration
Dean Amaru          President      $38,000 Salary
Steven Wright       Secretary-     $0
                    Treasurer


                                    SUMMARY COMPENSATION TABLE

Name &
principle                                           Restricted   Options      LTLP     All other
compen-         Year   Salary   Bonus      Other     compen-     stock        SARs      Payouts
sation ($)    position  ($)      ($)      annual     sation ($) awards ($)    (#)         ($)

Dean Amaru     1996   19,000       -0-     71,000       -0-         -0-        -0-       -0-
Pres.          1997   38,000       -0-     52,000       -0-      50,000        -0-       -0-

Steven         1996      -0-       -0-      75,000      -0-        -0-         -0-       -0-
Wright         1997      -0-       -0-      75,000      -0-      33,333        -0-       -0-
Sec/Tres

Lyle           1996      -0-       -0-      5,000       -0-          -0-       -0-       -0-
Wardrop        1997      -0-       -0-      5,000       -0-      33,333        -0-       -0-
Director

Rodger         1997   32,000       -0-        -0-       -0-          -0-       -0-       -0-
Ward           1997   38,000       -0-        -0-       -0-       33,333       -0-       -0-
V.P.

There are no current employment agreements between the Company and its executive officers.

The Directors and Principal Officers have worked with minimum or no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration based upon a positive cash flow to include stock sales, license sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $100,000 at each month end. A verbal understanding exists to pay the President $90,000 per year and the Treasurer $75,000 per year at the time sufficient revenues and cash flow permit. Per SAB 1.b, "Other Annual Compensation" represents amounts recorded that reflect the difference between cash compensation paid and the fair value of services performed by officers and directors on behalf of the Company.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.


                             ITEM 7
          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Dean Amaru, President and Steven Wright, director and treasurer, have advanced funds to the Company in order to pay for operating expenses as follows:

Funds Advanced                  Dean Amaru          Steven Wright
From 10/1/96 through 12/16/96      $38,650        $7,500
From 2/28/97 through 12/31/97      $66,485        $4,500

Total                              $105,135       $12,000

There are no formal repayment terms and these funds are classified as a current liability as the Company intends to repay the amounts in full within one year. All funds advanced were deemed to be current in nature and no interest or other consideration was required or stipulated.

CAR has had a consulting contract with Douglas Norman, a shareholder, since April 15, 1996 that provides a commission of fifteen percent of gross sales be paid to Mr. Norman for each fully-paid license agreement he arranges between the Company and each licensee.

As described in Item 1, Description Of The Business, CAR acquired Thunder Ranch, Inc. from Thomas McBurnie. Mr. McBurnie signed an Agreement dated September 27, 1996 in which Mr. McBurnie severed his relationship with CAR and gave his CAR stock and rights and agreed to pay $200,000 to CAR in exchange for the transfer of Thunder Ranch, Inc. to Mr. McBurnie.


                             ITEM 8
                   PENDING LEGAL PROCEEDINGS

The Company entered into binding arbitration with a former shareholder, Thomas McBurnie regarding the consideration for the disposition by the Company of Thunder Ranch, Inc., a corporation sold back to its sole original shareholder, Mr. McBurnie on September 27, 1996. After the sale of Thunder Ranch, a disagreement between CAR and Mr. McBurnie arose as to consideration each party to the Agreement was to provide. On November 10, 1997, Mr. McBurnie's attorney, Daniel Grindle was involuntarily disqualified from the arbitration due to a conflict of interest. The arbitration was summarily dismissed in favor of the Company on November 24, 1997.

On December 10, 1997, Mr. McBurnie filed a complaint in Superior Court of the State of California in San Diego against Composite Automobile Research, Ltd, World Transport Authority, Inc., Douglas Norman, Dean Amaru, and Steven Wright for "breach of contract, conversion, unjust enrichment, constructive trust and accounting, and fraud".

On March 6, 1998, the Superior Court ruled against Mr. McBurnie and sustained a demurrer of all individuals named in his complaint. The judge advised Mr. McBurnie the documents he had filed were "imperceptible" and allowed him thirty days in which to amend his complaint. No amended complaint was filed by Mr. McBurnie. During March, the Company's attorneys filed Requests for Admissions demanding documented proof of all of Mr. McBurnie's allegations by the scheduled Superior Court hearing on April 10, 1998. Mr. McBurnie could not substantiate his claims and provided no documented proof of his allegations. On April 10, 1998, the Superior Court dismissed Mr. McBurnie's entire complaint. The Board of Directors of CAR is now considering legal options available against Mr. McBurnie and his attorney, Mr.
Grindle.


                             ITEM 9
    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company, as of July 24, 1997 has filed for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information. As of the date of this filing, the above application is pending.

As of the date of this filing, there is no public market for the Company's securities. As of December 31, 1997, the Company had 159 shareholders of record. The Company has paid no cash dividends. The Company has outstanding options, which, if all exercised, will result in the issuance of 368,334 shares of common stock. The company has no outstanding warrants or convertible securities. The number of shares that could be sold under Rule 144 is 1,824,858 shares of common stock. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.



                            ITEM 10
            RECENT SALES OF UNREGISTERED SECURITIES

On March 19, 1996 the Company issued the following shares of its common stock in return for cash and other assets as follows:

Name                          Shares Exchanged        Cash       Shares Issued by          Less Shares        Net Shares
                              Thunder Ranch,          Paid       Composite Auto-           Canceled at sale   Issued
                              Inc. & World                       mobile Research, Ltd      of Thunder Ranch
                              Transport Auth                     for Thunder Ranch &       Sept 27, 1996
                                                                 World Transport Auth

Jahan Eftekhar                    1,950                0           245,000                                    245,000
Maritime International, Ltd       5,400                0           726,667                                    726,667
Majid Mehrafza                    1,850                0           235,000                                    235,000
Thomas McBurnie                  30,400                0         1,346,667                    -1346667            0
Adrian Corbett                      400                0            46,667                                     46,667
Jack Norman                                          1,257          20,000                                     20,000
Douglas Norman                                       1,257          20,000                                     20,000
Rodger Ward                                          1,676          26,667                                     26,667

The above shares were issued in exchange for 100% of the stock of two corporations, World Transport Authority, Inc. and Thunder Ranch, Inc., and for cash. The Company relied upon Section 4(2) of the 1933 Securities act, as amended, for sales not involving a public offering. All of the above transactions were among the original founders of the Company who shared equally in all financial information of the Company in its development.

Commencing on approximately March 19, 1996 and continuing until approximately October 1, 1996, the Company offered and sold common stock warrants for $704,599. Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company. This offering was not accompanied by general advertisement or general solicitation. Further, each purchaser acknowledged that the warrants were restricted per Rule 144 and could not be resold without registration under the Securities Act of 1933, as amended or without an available exemption therefrom. The Company relied on Rule 504 as the basis of exemption from registration, as identified on Form D as filed with Commission on December 2, 1996. Blue Sky filings were made (where required) in each state that the warrants were offered and sold. All warrants converted to common stock by vote of shareholders on June 3, 1997.

From the period of approximately January 15, 1997 until December 31, 1997, the Company offered and sold additional warrants for $1,748,857 in reliance upon Rule 505 of Regulation D as the basis for exemption from registration. These warrants were offered and sold in the same manner as the offering above and were restricted under Rule 144. All warrants converted to common stock by vote of shareholders on June 3, 1997.

Concurrent with the offering initiated on approximately January 15, 1997, it was determined through legal counsel that the two offerings could be considered "integrated" as defined under Rule 502 of the Securities Act of 1993, as amended, since the Company issued the same class of securities within a six month period. With both offerings integrated, the Company was required to rely solely on Rule 505 of Regulation D as the basis for exemption from registration for all of its securities sales. Due to the possible integration of the offerings, in March 1997, we offered the individuals who purchased securities under Rule 504 a refund of their equity investment in return for the cancellation of their stock. However, in both offerings, the Company's Private Placement Offering Memorandum disclosed that the Company was only selling securities under an exemption from registration under Rule 144. All such securities were issued with proper notification of limitations on transfer and sale under Rule 144. All stock was issued from treasury and no individual holders exchanged or sold any of the Company's stock.

The two offerings combined resulted in the sale to thirty five (35) or fewer non-accredited investors.

Note: Per a vote of the shareholders of record on June 3, 1997, the Directors of Composite Automobile Research were authorized to complete a 3 to 1 reversal of all shares, options and warrants. All references to a number of shares in this document reflect that reversal.

                            ITEM 11
                   DESCRIPTION OF SECURITIES

Common Stock:

The Company's Certificate of Incorporation authorizes the issuance of unlimited Shares of Common Stock, no stated par value per share, of which 3,975,531 shares were outstanding as of December 31, 1997. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratable in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.



Preferred Stock:

There is no preferred stock authorized.

Transfer Agent:

The Company's transfer agent is Pacific Corporate Trust Company, Suite 830 - 625 Howe Street, Vancouver, BC Canada, V6C 3B8. Telephone number is (604) 689-9853. The Company acts as its own registrar.



                            ITEM 12
           INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                            ITEM 13
                      FINANCIAL STATEMENTS

EXPERTS:

The financial statements of the Company and related notes which are included in this offering have been examined by Harlan & Boettger, LLP, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.



                            ITEM 14
  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                CONTROL AND FINANCIAL DISCLOSURE

None.


                            ITEM 15
               FINANCIAL STATEMENTS AND EXHIBITS

(I) Audited financial statements for year end June 30, 1997 and 1996.

                      IMPACT OF YEAR 2000

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time- sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

Based on a recent and ongoing assessment, the Company has determined that it will be required to modify or replace portions of its software so that computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company presently believes that with modifications to existing software or conversions to new software, the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results.

The Company has initiated communications with its significant suppliers to determine the extent to which the Company is vulnerable to any third party's failure to remedy their own Year 2000 issues. The Company will utilize both internal and external resources to modify, or replace, and test software for Year 2000 compliance. The Company currently anticipates completing the Year 2000 project within one year, but not later than September 30, 1999, which is prior to any anticipated impact on its operating systems. The costs of the project, which at the current time are projected to be immaterial, and the date on which the Company believes it will complete Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could materially differ from those anticipated.

                           SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Composite Automobile Research, Ltd.



Date  9-1-98                        By  /s/ DEAN AMARU
    -----------------------             ----------------------------------------

                                       Dean Amaru,
                                       President





Date  9-1-98                        By  /s/ STEVEN R. WRIGHT
    -----------------------             ----------------------------------------
                                       Steven R. Wright,
                                       Director, Secretary & Treasurer